PRESS RELEASE
Press Release No. 08-02

METALLICA RESOURCES ANNOUNCES RECEIPT OF
EL MORRO FEASIBILITY STUDY

January 21, 2008, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that it has received the Feasibility Study from its joint venture partner, Xstrata Copper, for Metallica's 30% owned El Morro copper-gold project in Chile. The Feasibility Study is contained within 75 large binders that reach 25 feet in height. Due to the immense amount of data that will have to be analyzed, a comprehensive press release will be issued in due course. Below are the Base Case elements of the Feasibility Study. All dollar amounts are in US dollars.

  An initial capital investment of $2.5 billion is projected, which includes an allowance for price escalation and a contingency of 13%. The total life of mine (LOM) capital expenditure, including sustaining capital, is estimated at $2.8 billion. The capital cost estimates are considered to be accurate to within 15%.

  The Feasibility Study shows positive returns at long-term prices of $1.92/lb for copper and $500/oz for gold, when discounted at a rate of 8%.

  Operating costs are estimated at $10.56/tonne of ore and a mine site cash cost of $0.74 cents/lb copper, after gold credits at a long-term gold price of $500/ounce. The operating costs are considered to be accurate to within 15%.

  The Feasibility Study was based on 487 million tonnes of ore grading 0.56% copper and 0.44 g/t gold with a total waste to ore ratio of 3.4:1, of which a portion will be capitalized pre-stripping. Metallurgical recoveries are estimated at 88% for copper and 69% for gold.

  Average annual production during the first five years has been projected to be 195,285 tonnes/year (tpy) of copper and 353,774 ounces/year (oz/y) of gold. The average annual LOM production over the currently estimated 15-year mine life is projected to be 157,453 tpy copper and 337,255 oz/y gold.

  The Feasibility Study includes a Project Execution Plan (PEP) that calls for Environmental Impact Assessment approvals, infrastructure detailed engineering and the procurement of long-lead items during 2008.

Richard J. Hall, Metallica's President and CEO states, "The receipt of the El Morro Feasibility Study marks an important milestone in the development of this very exciting project. Metallica, along with its consultants, have already begun the task of analyzing the extensive study provided to us by Xstrata."

Peter Forrestal, Executive General Manager of Project Development for Xstrata, stated, "The Feasibility Study demonstrates the potential for El Morro to contribute to Xstrata Copper and Metallica's growth profile. We remain committed to working with our partners, Metallica Resources, to advance the project".

Metallica has engaged Pincock Allen & Holt (PAH) to act as its technical consultant and Qualified Person responsible for preparing an independent NI 43-101 Technical Report to be filed on SEDAR. Prior to the filing of the NI 43-101 Technical Report, and following meetings with Xstrata who will provide Metallica with a thorough review of the study and plans for the project going forward, Metallica will file a comprehensive press release detailing the Feasibility Study.

Metallica Resources is a Canadian gold and silver producer. It currently has 92.6 million shares outstanding and no debt. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

Richard J. Hall
President and CEO
 (303) 796-0229, Ext. 1

or

Rhonda Bennetto
Investor Relations
(303) 640-3292

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.